Exhibit 99.1

Draganfly to Host Shareholder Update Call on August 11, 2025

Saskatoon, SK, August 8, 2025 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A), an award-winning, industry-leading developer of drone solutions and systems, announced today that it will host a shareholder update call on Monday, August 11, 2025, at 5:30 PM EST.

The call will be led by Cameron Chell, Draganfly’s Chief Executive Officer, who will provide updates on the Company’s key milestones and strategic initiatives for the quarter. Paul Sun, Chief Financial Officer, will present highlights of the Company’s second-quarter performance. Draganfly’s Q2 2025 financial results are scheduled for formal release after market close on August 11, 2025.

Shareholders are invited to register for the call here: here.

Pre-submitted investor questions are welcome and will be addressed during the call.

Questions can be submitted in advance by emailing: investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com